July 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust
Registration Statement on Form N-14
(File No. 333-218837)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 28, 2017, or as soon thereafter as practicable.

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Sincerely,

NUVEEN SECURITIES, LLC

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Senior Managing Director and Assistant Secretary